Exhibit 4.16

FOURTH AMENDMENT TO THE
CARDINAL HEALTH 401(K) SAVINGS PLAN
FOR EMPLOYEES OF PUERTO RICO
(As Amended and Restated January 1, 2016)

Background Information

A.
Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the “Plan”) for the benefit of eligible employees of Cardinal Health and its subsidiaries and affiliates.

B.
Section 11.02 of the Plan provides that the Plan may be amended at any time through a written resolution adopted or approved by the Financial Benefit Plans Committee (“FBPC”) with respect to any amendment that, when aggregated with any other amendment or amendments approved on the same date, is reasonably expected to have an annual financial impact on Cardinal Health of $5 million or less.

C.
The FBPC has concluded that the amendment set forth below, when aggregated with any other amendments set to be approved on the same date, is reasonably expected to have an annual financial impact on Cardinal Health of less than $5 million.

D.
The FBPC desires to amend the Plan to: (1) exclude imputed income (including gross-up payments thereon), tax equalization settlements, non-sufficient funds reimbursements, and expatriate additions to earnings adjustments (including gross-up payments thereon) from the definition of “Compensation” used to calculate contributions under the Plan; (2) clarify authority under the Plan to determine the amount of employer discretionary contributions; (3) provide that the requirement to be employed on the last day of a Compensation Determination Period in order to be eligible for employer discretionary contributions paid with respect to such Compensation Determination Period (if any) does not apply to employees who retire after satisfying certain age and service conditions; (4) update and clarify the Plan’s claims and appeals procedures; (5) update and clarify the Plan’s statute of limitations for filing a civil action following the exhaustion of the Plan’s claims and appeals process; and (5) clarify authority to amend the Plan.

Amendment of the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

The Plan is hereby amended as set forth below, effective as of January 1, 2019, except as specifically set forth below.

1.	Section 1.08 of the Plan is hereby amended, effective as of July 1, 2019, to add the following subsection (ix) immediately following subsection (viii) thereof:

“(ix)
Amounts that are characterized as imputed income (including any gross-up payments thereon), tax equalization settlements, non-sufficient funds reimbursements, or expatriate additions to earnings adjustments (including any gross-up payments thereon) on the Company’s payroll records.”

2.    Section 3.02 of the Plan is hereby amended in its entirety to read as follows:

“Section 3.02    DISCRETIONARY CONTRIBUTIONS. For each Plan Year, an Employer may make contributions to the Trust in such amounts as are determined in the discretion of the committee or other entity or person authorized by the Board for such purpose. Such discretionary contributions will be in the form of “Employer Contributions” and/or “Special Contributions,” as described in Section 3.03(B). The amount contributed for any Plan Year may vary and may be zero for any given Plan Year. An Employer shall not make a contribution to the Trust for any taxable year to the extent the contribution would exceed the annual benefit and contribution limits under Code Section 1081.01(a)(11) and/or the maximum deduction limitations under Code Section 1033.09, as applicable. All contributions are conditioned on their deductibility under the Code.”

3.	The fifth sentence of Section 3.03(B) of the Plan is hereby amended to read as follows:

“The requirement to be employed on the last day of the Compensation Determination Period shall not apply to any Participant who terminated employment during the Compensation Determination Period (1) as a result of death or Total Disability, or (2) after attaining either (a) Normal Retirement Age, (b) age 55 and at least 10 years of continuous Service as defined in Section 1.32, or (c) age 60 and at least 5 years of continuous Service as defined in Section 1.32; provided that this sentence shall not apply to any Participant whose employment was terminated for cause during such Compensation Determination Period.”

4.    Section 8.09 of the Plan is hereby amended in its entirety to read as follows:

“Section 8.09    CLAIMS AND APPEALS. A Participant or Beneficiary (hereinafter, the “claimant”) or his or her authorized representative may file (or may be deemed to have filed) a claim under the Plan pursuant to rules and procedures established by the Plan Administrator.

A.
DENIAL OF CLAIM. The claims fiduciary designated by the Plan Administrator shall determine initial claims. If any claim under the Plan is wholly or partially denied by the claims fiduciary, the claimant shall be given notice of the denial. This notice shall be furnished in writing or electronically, within a reasonable period of time after receipt of the claim by the claims fiduciary. This period shall not exceed 90 days after receipt of the claim, except that if special circumstances require an extension of time, written notice of the extension (which shall not exceed an additional 90 days) shall be furnished to the claimant. The notice of denial shall be written in a manner calculated to be understood by the claimant and shall set forth the following information:

(i)	the specific reasons for the denial;

(ii)	specific references to the Plan provisions on which the denial is based;

(iii)	a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why this material or information is necessary;

(iv)
an explanation that a full and fair review of the denial by the claims fiduciary may be requested by the claimant or his or her authorized representative by filing with the Plan Administrator a written request for review within 60 days of the notice of denial;

(v)
an explanation that if a review is requested, the claimant or his or her authorized representative may review pertinent documents and submit issues and comments in writing within the same 60-day period referenced in subsection (iv) above;

(vi)	a statement of the claimant’s right to bring a civil action under section 502 of ERISA; and

(vii)	such other information as may be required to be included in the notice of denial under ERISA.

B.
APPEAL OF DENIED CLAIM. If a claimant requests a review of a claim that was wholly or partially denied by the claims fiduciary, such review shall be conducted by the Plan Administrator. The Plan Administrator’s decision upon review shall be made no later than 60 days following receipt of the written request for review, unless special circumstances require an extension of time for processing, in which case the claimant shall be notified of the need for such extension of time prior to the expiration of such 60-day period. In no event shall the Plan Administrator’s decision upon review be made later than 120 days following receipt of the written request for review. If a claim is wholly or partially denied upon review, the claimant shall be given written or electronic notice of the decision promptly. The notice shall be written in a manner calculated to be understood by the claimant and shall set forth the following information:

(i)	the specific reasons for the denial;

(ii)	specific references to the Plan provisions on which the denial is based;

(iii)	a statement that the claimant is entitled to receive documents and information relevant to the claim;

(iv)	a statement that the claimant may bring a civil action under section 502 of ERISA; and

(v)	such other information as may be required under ERISA.”

5.    Section 8.12 of the Plan is hereby amended in its entirety to read as follows:

“Section 8.12    EXHAUSTION OF CLAIMS PROCEDURES AND STATUTE OF LIMITATIONS FOR CIVIL ACTIONS. Any Participant, Beneficiary, or other person made subject to the claims procedures in Section 8.09 must follow and exhaust such claims procedures before taking action in any other forum regarding a claim for benefits under the Plan or alleging a violation of or seeking any remedy under any provision of ERISA or other applicable law. No suit or legal action may be commenced after the earlier of (1) one year after the date of the notice of the final decision on appeal, or (2) one year after the date that a timely notice of final decision on appeal would have been required to be issued if a timely appeal had been filed.”

6.	Section 11.02(B) of the Plan is amended by replacing the word “and” at the end thereof with the word “or.”

7.	All other provisions of the Plan shall remain in full force and effect.

CARDINAL HEALTH, INC. FINANCIAL BENEFIT PLANS COMMITTEE
By:	/s/ Kendell F. Sherrer
Its:	VP, Global Benefits
Date:	12-19-18